Exhibit 99.1

Namib Minerals Completes Dewatering at Redwing Mine, Delivering the First Milestone of its Five-Step Restart Pathway Ahead of Schedule.

New York, Sept. 21, 2026 (GLOBE NEWSWIRE) -- Namib Minerals (“Namib Minerals” or “the Company”) (Nasdaq: NAMM), an established African gold producer with a portfolio of mining assets in Zimbabwe, today announced the completion of the dewatering programme at Redwing Mine, the first of the five steps in the restart pathway the Company set out on July 20, 2026.

On July 20, 2026, Namib Minerals published a defined five-step pathway and targeted milestone schedule for the restart of Redwing Mine, with dewatering as Step 1 and completion targeted for Q4 2026. That step is now complete, ahead of the targeted schedule.

Completion of dewatering restores safe access to the underground workings, enabling underground mapping, sampling and the geotechnical and hydrological work programmes that feed the technical programme of the Definitive Feasibility Study (“DFS”). The DFS technical programme remains fully funded through to completion and on track to conclude in early Q1 2027, unchanged from the schedule published in July.

Tulani Sikwila, Chief Executive Officer and Chairman of Namib Minerals, commented: “Dewatering was the gateway to everything that follows at Redwing, and we have delivered it ahead of the schedule we published. We set out a five-step pathway in July precisely so that our shareholders could measure us against it. Step one is done, step two is funded and underway, and we intend to keep reporting against that same map.”

Redwing Restart Pathway

Step	Scope	Target	Status
1 – Dewatering	Staged pumping to safely access underground workings	Q4 2026	Completed
2 – DFS technical programme	Engineering, metallurgical, geotechnical, hydrological, environmental and financial workstreams; fully funded	Early Q1 2027	Underway
3 – Resource definition and bankability	8,750-metre surface exploration drilling and associated work	Q4 2027	Next funding stage
4 – Construction	Staged restart capital mobilisation and construction on a positive decision	Upon DFS completion	—
5 – Restart	Commissioning and phased return to production	Following construction	—

About Namib Minerals

Namib Minerals (NASDAQ: NAMM) is a gold producer, developer and explorer with operations focused in Zimbabwe. Currently Namib Minerals operates the How Mine, an underground gold mine in Zimbabwe, and aims to restart two assets in Zimbabwe. For additional information, please visit namibminerals.com.

Forward-Looking Statements

This press release may include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Any statements that refer to restarts of mines, future financing or other future events or circumstances, including any underlying assumptions, are also forward-looking statements. Forward-looking statements include, without limitation, statements regarding the Company’s governance and leadership structure, its financing programme and the planned restart of the Redwing Mine. Forward-looking statements are based on current expectations, are inherently subject to uncertainties and changes in circumstance, and speak only as of the date of such statement. There can be no assurance that future developments will be those that have been anticipated. These statements involve a number of risks and uncertainties described in the filings we make with the Securities and Exchange Commission, and you should carefully consider those factors. We caution you against placing undue reliance on forward-looking statements, which reflect current beliefs and are based on information currently available as of the date a forward-looking statement is made.

Contact:

Investor Relations:
Investor.relations@namibminerals.com